SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.  20549

                                        SCHEDULE 13G

                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 3)*

                             Brightstar Information Technology Group, Inc.
                                      (Name of Issuer)

                           Common Stock, Par Value $.001 Per Share
                               (Title of Class of Securities)

                                          10947N104
                                       (CUSIP Number)

                                      December 31, 2002
                   (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its schedule 13G statement dated August 29, 2000 (the "Schedule 13G") relating to the shares of common stock of Brightstar Information Technology Group, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership (the "Reporting Person"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Management L.L.C., a Delaware limited liability company ("Management") and Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar, members of Management, who may control Management ("Managers"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 5.  Ownership of Five Percent or Less of a Class.

     Item 5 is hereby amended and restated in its entirety as follows:

     The Reporting Persons have ceased to be the beneficial owners of five percent or more of the Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 7, 2003

                                       HBK INVESTMENTS L.P.



                                       By:  /s/ Kevin O'Neal
                                            Kevin O'Neal
                                            Authorized Signatory(1)


(1) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Investments L.P. was previously filed.